UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Vitech America, Inc.
                              --------------------
                                (Name of Issuer)

                           Common Stock (no par value)
                           ---------------------------
                         (Title of Class of Securities)

                                    928489103
                                    ---------
                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 13, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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                                                            SCHEDULE 13D
---------------------------------------------------------                      ----------------------------------------------
CUSIP No. 928489103                                                                                  Page 2 of 5 Pages
---------------------------------------------------------                      ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GEORGES ST. LAURENT, JR.
                 ###-##-####
-----------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)|_|
                                                                                                                     (b)|_|
-----------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 PERSONAL FUNDS

-----------------------------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |_|



-----------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES OF AMERICA

-----------------------------------------------------------------------------------------------------------------------------
          Number of                7           SOLE VOTING POWER            2,566,057 SHARES OF COMMON STOCK
            Shares
         Beneficially
           Owned by
             Each
          Reporting
            Person
             With
                               ----------------------------------------------------------------------------------------------
                                   8           SHARED VOTING POWER
                               ----------------------------------------------------------------------------------------------
                                   9           SOLE DISPOSITIVE POWER        2,566,057 SHARES OF COMMON STOCK
                               ----------------------------------------------------------------------------------------------
                                  10           SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,566,057 SHARES OF COMMON STOCK

-----------------------------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 |_|



-----------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.4% (BASED ON COMMON STOCK OUTSTANDING AT JULY 30, 1998)

-----------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 INDIVIDUAL

-----------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
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CUSIP No. 928489103                                            Page 3 of 5 Pages


                                                    ATTACHMENT

Item 1.           Security and Issuer

         This report relates to the Common Stock (no par value per share) of Vitech America, Inc. (the "Company") whose principal office is located at 8807 Northwest 23rd Street, Miami, Florida 33172.

Item 2.           Identity and Background

         (a)      Name:  Georges St. Laurent, Jr.

         (b)      Business Address:  120 Northeast 136th Avenue, Suite 200,
                                     Vancouver, Washington 98684

         (c)      Present Principal Occupation:  Investor

         (d)      Convictions:  None

         (e)      Suits and Proceedings:  None

         (f)      Citizenship:  U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration

         The acquisition of securities described previously was derived from the personal funds of Georges St. Laurent, Jr.

Item 4.           Purpose of the Transaction

         Georges St. Laurent, Jr. acquired the aforementioned securities for investment purposes only and not with the purpose or intent of acquiring control of the Company.

Item 5.           Interest in Securities of the Issuer

         Georges St. Laurent, Jr. would be deemed to be the beneficial owner of 2,566,057 shares of Common Stock of the Company. Georges St. Laurent, Jr. has the sole power to vote and to dispose of the above securities. Georges St. Laurent, Jr. has purchased the Company's Common Stock as follows:


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CUSIP No. 928489103                                            Page 4 of 5 Pages


                  No. of Shares                        Date Purchased

                          100,000                                11/1/96
                           10,000                                11/5/96
                          593,309            From Note conversion on 11/13/96
                           10,000                               11/14/96
                           10,000                               12/30/96
                           10,000                               12/30/96
                           10,000                               12/31/96
                           10,000                               12/31/96
                           20,000                                 4/2/97
                           20,000                                 4/3/97
                            7,500                                 4/4/97
                           12.500                                 4/9/97
                           10,000                                4/22/97
                           41,000                                4/25/97
                           13,000                                 5/2/97
                            5,000                                6/26/97
                            8,000                                6/30/97
                            7,000                                 7/1/97
                           10,000                                7/10/97
                            1,000                                7/10/97
                            6,500                                7/10/97
                           12,500                                7/10/97
                           10,600                                7/18/97
                          729,530            From Note conversion on 7/13/98
                          729,530            From Note conversion on 7/13/98
                           93,791                         Stock Dividend

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Georges St. Laurent, Jr. is the father of Georges St. Laurent, III, the Company's Chief Executive Officer and is also the father of William St. Laurent, the President of the Company.

Item 7.           Material to be Filed as Exhibits

                  None.

CUSIP No. 928489103                                            Page 5 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:   August 7, 1998                            /s/ Georges St. Laurent, Jr.
      -------------------                         ------------------------------
                                                      Georges St. Laurent, Jr.